UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

Minutes No. 431

In the City of Buenos Aires, on March 5, 2026, at 2 p.m., the members of the Statutory Audit Committee of Central Puerto S.A. (the “Company”), César Halladjian, Eduardo Erosa and Juan Nicholson meet to consider the only item on the Agenda: 1) CONSIDERATION OF THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025. ISSUANCE OF THE STATUTORY AUDIT COMMITTEE’S REPORT. Mr. Halladjian takes the floor and informs that the Statutory Audit Committee has the obligation to issue a report on the Balance Sheet, the Statement of Income, the Statement of Comprehensive Income, the Statement of Changes in Equity, the Statement of Cash Flows, the Notes and Exhibits, Brief and Additional Information to the Notes to the Financial Statements - Section 68 of the Rules of the Buenos Aires Stock Exchange in force as of December 31, 2025. After a brief exchange of ideas and taking into account the clarifications and information provided by the Company’s Board of Directors, the members of the Statutory Audit Committee unanimously DECIDE to approve the contents of the Report issued by the Statutory Audit Committee, which is transcribed hereinbelow, and to delegate the task of signing the document to Mr. Cesar Halladjian:

STATUTORY AUDIT COMMITTEE’S REPORT

To the Shareholders of

CENTRAL PUERTO S.A.

Introduction

1.            Pursuant to the regulations set forth in Subsection 5, Section 294 of the Argentine Business Entities Act No. 19 950 as amended (the “Business Entities Act”), we have examined the attached individual and consolidated financial statements of CENTRAL PUERTO S.A. and its subsidiaries, which are attached herein and which include: (a) the individual and consolidated balance sheet as of December 31, 2025, (b) the individual and consolidated statement of income and of comprehensive income, the consolidated statement of changes in equity, and the individual and consolidated statement of cash flows for the fiscal year ended on such date, and (c) a summary of the significant accounting policies and other explanatory information.

In addition, we have examined the corresponding information on points 2, 3 and 5 of the “Brief for the fiscal years ended December 31, 2025, 2024, 2023, 2022 and 2021” as of December 31, 2025, submitted by the Company to comply with the corresponding provisions of CNV Regulations. The mentioned documents are the responsibility of the Company’s Board of Directors by virtue of its exclusive duties.

Scope of the work

2.	Our work consisted of verifying that the information contained in the mentioned financial statements was consistent with the information about the Company’s decisions which were stated in the records, and that those decisions complied with the law and the Bylaws, both regarding formal and documentary requirements. For the purpose of performing this task, we have considered the independent auditor’s reports on the individual and consolidated financial statements by the external auditor Pablo Decundo, member of the firm Pistrelli, Henry Martin y Asociados S.A. Such reports dated March ..., 2026 were issued in compliance with the International Standards on Auditing issued by the International Auditing and Assurance Standards Board (“IAASB”) as adopted in Argentina with the validity period established by FACPCE. We have not performed any management control, and therefore, we have not assessed the criteria and business decisions regarding the administration, financing, commercialization and production, since it is the Board of Directors who bears exclusive responsibility for these matters. Therefore, our responsibility is limited to state an assessment regarding those documents and it is not extended to acts, omissions or circumstances that we do not know, or that could not be inferred from the analysis of the information received by this Statutory Audit Committee during the execution of its duties. We consider that our work and the external auditor’s reports are a reasonable ground on which we can base our report.

Conclusion

3.	It is our opinion, based on our review and the reports dated March ..., 2026 issued by the accountant Pablo Decundo, as member of the firm Pistrelli, Henry Martin y Asociados S.A., the financial statements mentioned in paragraph 1 present, in all their significant aspects, the consolidated financial situation of the Company and its subsidiaries and its individual financial situation of December 31, 2025, as well as its consolidated and individual income and cash flows for the fiscal year ended on such date pursuant to the relevant regulations established in the Business Entity Act, CNV and the International Financial Reporting Standards.

Report on other legal and regulatory requirements

4.	Pursuant to current regulations, we inform that:
a)	The inventory is recorded in the Inventory Book.
b)	As per CNV General Resolution No. 340 as amended on the external auditor independence and the quality of the applied audit policies, as well as accounting policies of the Company, the external auditor’s report previously mentioned includes the statement of having applied the auditing standards in force in the Argentine Republic, which include the independence requirement, no exception to their application or contradictions with the International Financial Reporting Standards.
c)	In the exercise of our legal compliance oversight, which is our duty, during the fiscal year, we applied the remaining procedures described in Section 294 of the Business Entities Act, which we consider necessary due to the circumstances and we have no observations in such regard.
d)	The Board of Directors presents, as Annex to the Annual Report, the Report on Compliance with the Corporate Governance Code provided by Resolution No. 606/2012 issued by CNV. In that regard, we have reviewed the information provided by the Board of Directors, and in its substantial aspects and as far as our competence is concerned, we have no observations regarding such information’s compliance.
e)	We reviewed the Board of Directors’ Annual Report regarding Section 66 of the Business Entities Act and the resolutions issued by the Business Entities Registry for the City of Buenos Aires (IGJ) on this matter and the matching of the figures expressed in them with the financial statements mentioned in the first paragraph and we have no observations regarding the matters under our competence, being the perspectives on futures facts, which are in such document, exclusive responsibility of the Board of Directors.
f)	We applied the procedures on the prevention of money laundering and financing of terrorism established in the professional standards in force.
g)	Regarding compliance by the Company with Directors’ posting bonds as required by general resolutions issued by IGJ, we have no observations.

City of Buenos Aires,

March 05, 2026

By Statutory Audit Committee

CÉSAR HALLADJIAN

Statutory Auditor

The signing of the Financial Statements and the Statutory Audit Committee’s Report is delegated to Mr. Cesar Halladjian unanimously. There being no further business to come before the meeting, the meeting is adjourned at 2.30 p.m.

César Halladjian	Eduardo Erosa	Juan Nicholson

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 26, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact